Opendoor Technologies Inc.

410 N. Scottsdale Road, Suite 1600
Tempe, Arizona 85281

February 2, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Opendoor Technologies Inc.

Registration Statement on Form S-4

Filed February 2, 2021

File No. 333-252666

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Opendoor Technologies Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-252666) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on February 4, 2021 or as soon as practicable thereafter.

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The Company requests that we be notified of such effectiveness by a telephone call to Rachel Sheridan of Latham & Watkins LLP at (202) 637-2139 or to Shagufa Hossain of Latham & Watkins LLP at (202) 637-2323 and that such effectiveness also be confirmed in writing.

Very truly yours,

Carrie Wheeler

/s/ Carrie Wheeler
Name:	Carrie Wheeler
Title:	Chief Financial Officer

cc:	Elizabeth Stevens, Head of Legal, Opendoor Technologies Inc.

Justin G. Hamill, Latham & Watkins LLP

Rachel W. Sheridan, Latham & Watkins LLP

Shagufa Hossain, Latham & Watkins LLP